Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

UPDATED CRIPPLE CREEK DRILL RESULTS CONFIRM PRESENCE OF GOLD MINERALIZATION; 3,500 METRE WINTER DRILLING CAMPAIGN PLANNED FOR 2011

MONTREAL, Quebec, Canada, December 16, 2010 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce complete results from the second phase of its 2010 surface drilling campaign at its Cripple Creek property, located west of the Timmins Gold Camp in Ontario.

Highlights:

  New results from Zone 16 include: 3.79 g/t Au over 16.35 metres, 4.55 g/t Au over 7.1 metres, 3.57 g/t Au over 5.6 metres, 26.34 g/t Au over 0.55 metres, and 15.81 g/t Au over 0.4 metres;

  Extensions of Zone 16 to the west and at depth reveal promising potential;

  An additional campaign of 3,500 metres planned for winter 2011.

As detailed in the table below, the second phase of drilling yielded several interesting intercepts, including 3.79 g/t Au over 16.35 metres in hole CC-10-57. Notably, this result confirmed that the alteration zone containing the intercept of 73.53 g/t Au over 7 metres in hole CC-10-45 previously-released with results from the first phase of drilling (please see the release entitled “Richmont Mines Announces Start of a 3,500 Metre Drilling Campaign on Its Cripple Creek Property” published on June 10, 2010 for full details), broadens near surface.

New drilling results from Cripple Creek (1)

Hole Number	Length of hole (metres)	From (metres)	To (metres)	Length of intercept (metres)	True Width (metres)(2)	Grade (g/t Au)	Type of mineralization(3)	Vertical depth of intersection (metres)
CC-10-56	173			Abandoned due to technical difficulties.
		267.35	267.9	0.55	0.4	26.34	VN	205 m
		285.2	286.2	1.00	0.9	1.41	VN
		289.25	290	0.75	0.5	6.10	DIS
		322	323	1.00		1.85	VN
		325.65	342	16.35		3.8	DIS+VN	255 m
CC-10-57	467	344	345	1.00	0.7	1.37	DIS+VN
		346	347	1.00	0.7	1.34	DIS+VN
		357.7	358.75	1.05	0.7	2.19	DIS
		371.3	378.4	7.10		4.55	DIS+VN	285 m
		380	380.65	0.65	0.5	6.21	DIS
		393	394	1.00	0.7	5.07	DIS	300 m
		413	414	1.00	0.7	1.44	DIS+VN
		301	303	2.00	1.3	2.38	DIS	230 m
		307.5	309.5	2.00		2.73	DIS+VN	235 m
		315.75	316.4	0.65		1.51	DIS+VN
		332	333	1.00	0.5	4.49	DIS	252 m
		337	338	1.00	0.5	2.78	DIS	260m
CC-10-58	512	339.65	340.5	0.85		1.85	DIS+VN
		361.5	362.5	1.00		1.47	DIS+VN
		430	431	1.00	0.8	3.15	DIS	325 m
		434	435	1.00	0.8	5.18	DIS	330 m
		487	489	2.00		3.77	VN	368 m

UPDATED CRIPPLE CREEK DRILL RESULTS CONFIRM PRESENCE OF GOLD MINERALIZATION; 3,500 METRE
WINTER DRILLING CAMPAIGN PLANNED FOR 2011
December 16, 2010
Page 2 of 3

New drilling results from Cripple Creek (1) (Continued)

Hole Number	Length of hole (metres)	From (metres)	To (metres)	Length of intercept (metres)	True Width (metres)(2)	Grade (g/t Au)	Type of mineralization(3)	Vertical depth of intersection (metres)
		333.9	334.5	0.60		3.57	VN	270 m
		393	393.4	0.40		15.81	DIS+VN	315 m
CC-10-59	521	455	455.85	0.85	0.8	1.03	DIS	365 m
		468.9	470	1.10	1.0	1.65	DIS	375 m
		498.05	499	0.95	0.7	1.10	VN	400 m
		371.35	371.8	0.45		1.54	VN	330 m
		444	449.6	5.60		3.57	DIS+VN	395 m
		462.5	463.5	1.00	0.9	1.23	VN
		468.5	470	1.50	1.1	1.92	DIS
CC-10-60	542	471.1	472.2	1.10		1.10	VN
		474	475	1.00		5.59	DIS+VN	420 m
		514.5	516.4	1.90	1.7	1.39	VN	455 m
		522.8	523.4	0.60	0.5	1.92	VN	460 m
		109.1	109.5	0.40		1.13	VN
		151.15	152	0.85		2.06	VN
CC-10-61	776	198.5	200	1.50		4.70	DIS+VN
		694.6	695.6	1.00		1.92	DIS
		700.55	701.6	1.05		2.19	DIS+VN	620 m
		731.95	732.8	0.85	0.6	2.16	VN	650 m
Metres drilled:	2,991
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	True width available when determinable, rounded to the nearest decimal.
(3)	DIS : Disseminated sulphides, VN : Veins, DIS+VN : Disseminated sulphides and veins

While much exploration work remains to be done on this property, the Company obtained additional geological insight from the second phase of the 2010 drilling campaign, which encompassed 6 holes over 2,991 metres. Most importantly, drilling reaffirmed the gold potential of the sector, and also enabled for better understanding of the mineralization. Results from the campaign also confirmed the continuity of the main mineralized zone to a vertical depth of 650 metres and that the alteration pipe of Zone 16 extends at depth. Furthermore, drilling revealed that two types of mineralized zones are present. The first, containing disseminated pyrite, has a northern dip of approximately 65° and is found at the contact points of silicified mafic volcanics and ultramafic volcanics. The second system, formed by milky quartz veins containing iron carbonate and mineralized with gold, appears to be sub-horizontal, and cross-cuts other geological formations. Interpretation of this new information makes establishing true width of the mineralized gold zones difficult when they consist of the two types of mineralization.

Richmont is planning to drill an additional 3,500 metres in the winter 2011. The goal of this upcoming exploration program is to confirm the new interpretation of Zone 16 provided by results obtained to date, to better target mineralized zones, and to test the extension of the Mahoney Zone at depth.

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

UPDATED CRIPPLE CREEK DRILL RESULTS CONFIRM PRESENCE OF GOLD MINERALIZATION; 3,500 METRE
WINTER DRILLING CAMPAIGN PLANNED FOR 2011
December 16, 2010
Page 3 of 3

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Grégoire Bastien, Geo., B. Sc. A, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc., under the supervision of Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com